UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5) *

BENIHANA INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

082047101

(CUSIP Number)

Randall R. Rainer, Esq. Wollmuth Maher & Deutsch LLP 500 Fifth Avenue, Suite 1200 New York, New York 10110 212-382-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082047101				Page 2 of 6

1

Names of Reporting Persons / I.R.S. Identification No. of Above Person (entities only):

TRUST U/A JUNE 8, 1998, BETWEEN ROCKY H. AOKI, AS GRANTOR, AND KEVIN AOKI, KANA AOKI NOOTENBOOM F/K/A KANA GRACE AOKI, KYLE AOKI AND KENNETH PODZIBA, AS TRUSTEES. I.R.S. IDENTIFICATION NUMBER 13-7141606

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) NOT APPLICABLE

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with		7	Sole voting power	None

		8	Shared voting power	2,153,502*

		9	Sole dispositive power	None

		10	Shared dispositive power	2,153,502*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,502*

*	Please see Item 5

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%**
**	Based on the number of shares of Common Stock outstanding as of November 6, 2009 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009.

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 082047101				Page 3 of 6

1	Names of Reporting Persons / I.R.S. Identification No. of Above Person (entities only): BENIHANA OF TOKYO, INC. I.R.S. IDENTIFICATION NUMBER 13-1998703

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) NOT APPLICABLE

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with		7	Sole voting power	None

		8	Shared voting power	2,153,502*

		9	Sole dispositive power	None

		10	Shared dispositive power	2,153,502*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,502*

*	Please see Item 5

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.2%**
**	Based on the number of shares of Common Stock outstanding as of November 6, 2009 as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 24, 2009.

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 082047101	Page 4 of 6

ITEM 4. PURPOSE OF TRANSACTION.

The information is Item 4 is hereby amended and restated as follows:

The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), of Item 4 of Schedule 13D, except as stated elsewhere in response to this Item 4.

On January 20, 2010, Benihana Inc. filed a definitive proxy statement relating to a special meeting of stockholders to consider a proposed Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., pursuant to which such subsidiary with and into Benihana Inc. (the “Merger”). Benihana Inc. will be the surviving corporation in the Merger, the sole purpose of which is to effect an amendment to the Certificate of Incorporation of Benihana Inc. to increase by 12,500,000 the number of shares of Class A common stock which the Company is authorized to issue. In addition, Benihana Inc. filed a registration statement with the Commission on November 24, 2009 relating to an offering of up to $30,000,000 of common stock, Class A common stock, preferred stock and debt securities. The Reporting Persons believe that the Merger will have a very negative impact on the current stockholders of Benihana Inc as the stated purpose of such Merger is to enable the board of Benihana Inc. to conduct an equity offering pursuant to such registration statement at a time when the common stock and Class A common stock are trading near historic lows. Accordingly, the Reporting Persons intend to vote their shares in opposition to the proposed Merger.

On January 28, 2010, Benihana of Tokyo, Inc. (“BOT”) sent Mr. Richard C. Stockinger, the Chief Executive Officer of Benihana Inc. a letter setting forth certain of the Reporting Persons specific concerns in the hope that Benihana Inc. would use that as an opportunity to give stockholders more guidance as to the specifics of the transaction being contemplated as well as comfort that other less dilutive alternatives had been considered and rejected. To date, the Reporting Persons have not received a written response to the letter nor has Benihana Inc. publicly disclosed the likely terms of any contemplated offering under the registration statement for stockholders to consider in making their decision. A copy of the letter is attached as Exhibit 2 to this filing.

The Reporting Persons reserve the right to further contact Benihana Inc. as well as other large stockholders of Benihana Inc numbering fewer than ten in the aggregate to discuss their opposition to the proposed Merger and to explore the possibility of Benihana Inc. entering into alternative financing transactions and/or asset sales.

THE REPORTING PERSONS ARE NOT SOLICITING PROXIES IN OPPOSITION TO THE PROPOSED MERGER AND STOCKHOLDERS ARE REQUESTED NOT TO SEND THEIR PROXY CARDS TO THE REPORTING PERSONS.

The Reporting Persons may at any time and from time to time, review or reconsider their position with respect to any of the foregoing. The Reporting Persons retain the right to change their investment intent, make further acquisitions of shares of the Issuer’s common stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of their shares of common stock in the open market or otherwise either as Common Stock or following conversion of such shares into Class A Common Stock.

CUSIP No. 082047101	Page 5 of 6

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement among (i) Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees; and (ii) Benihana of Tokyo, Inc. (Previously filed with Amendment No. 3).

Exhibit 2 – Letter dated January 28, 2010 from Benihana of Tokyo, Inc. to Richard C. Stockinger, Chief Executive Officer of Benihana Inc.

CUSIP No. 082047101	Page 6 of 6

SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010.

TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H.
AOKI, AS GRANTOR, AND KEVIN AOKI, KANA
AOKI NOOTENBOOM F/K/A KANA GRACE AOKI,
KYLE AOKI AND KENNETH PODZIBA, AS
TRUSTEES

	By:	/s/ KENNETH PODZIBA

Name: Kenneth Podziba
Title: Trustee

BENIHANA OF TOKYO, INC.

	By:	/s/ KENNETH PODZIBA

Name: Kenneth Podziba
Title: Vice President

Exhibit 2

January 28, 2010

Via FedEx
Richard C. Stockinger
Chief Executive Officer
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

Re: Benihana Inc. – February 22, 2010 Special Meeting of Stockholders

Dear Mr. Stockinger:

                              On behalf of Benihana of Tokyo, Inc. (“BOT”), the largest single stockholder of Benihana Inc. (“BI”), I am writing to express BOT’s concern over the proposed Agreement and Plan of Merger by and between BI and its wholly-owned subsidiary BHI Mergersub, Inc., the sole stated purpose of which is to effect an amendment to the Certificate of Incorporation of BI to increase by 12,500,000 shares the number of shares of Class A Common Stock which BI is authorized to issue and the related filing with the Securities and Exchange Commission of a registration statement on Form S-3 covering the sale of up to $30,000,000 of BI’s securities, including Common Stock, Class A Common Stock and Preferred Stock.

                              In our opinion, an equity offering at a time when BI’s common stock is trading near historic lows would have a very negative impact on all of the current stockholders of BI except BFC Financial Corporation (“BFC”) which enjoys antidilution protection under the terms of the Series B Preferred Stock. Furthermore, the Proxy Statement dated January 20, 2010 relating to the special meeting of stockholders (the “Proxy Statement”) was notably short on specifics regarding the type of transaction that BI’s management is contemplating as well as on the alternatives to such a transaction that were duly considered and rejected.

                              In order for BOT to make an informed decision with respect to the proposal contained in the Proxy Statement, we would appreciate a detailed response from you addressing the following areas of concern:

➢	How did management arrive at an offering size of $30 million?

➢	What kind of assumptions regarding future revenues, EBITDA, cash from operations and capital expenditures went into that number?

➢

Has BI engaged an investment bank to advise it with respect to a proposed equity offering? If so, what kind of transaction structure (i.e. Common Stock, Class A Common Stock, convertible debt or preferred) are they recommending?

➢	Has BI had any discussions with potential investors?

➢	Is BFC expected to be an investor in the proposed offering?

➢	Did BI explore any alternatives to a large equity raise, including but not limited to asset sales and financings secured by liens on its existing properties?

➢	Did BI have any discussions with potential lenders other than Wachovia?

➢	What actions would BI’s management take if the proposal is defeated?

➢

The proposal changed from the simple amendment to the certificate of incorporation described in the preliminary proxy statement filed with the SEC on December 18, 2009 to a peculiar merger involving a wholly-owned shell company. Why was this last-minute change adopted? Was this structure created to circumvent the provisions of Section 242(b) of the Delaware General Corporation Law that would not have permitted BFC (who presumably is in favor) to vote? Was it for the related reason that, without BFC being able to vote in support, the proposal risked defeat?

                              Absent a thorough and convincing response to the above questions, BOT will have no choice other than to vote against the proposed merger.

                              We look forward to your response.

Very truly yours,

BENIHANA OF TOKYO, INC.

By:	/s/ Ken Podziba

Name: Ken Podziba
Title: Vice President